Exhibit 99.1
Earnings Conference Call 3Q 22

Disclaimer 2 This presentation contains what are considered “forward - looking statements,” as defined in Section 27 A of the 1933 Securities Act and Section 21 E of the 1934 Securities Exchange Act, as amended .. Some of these forward - looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates .. The forward - looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results .. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties .. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties .. There is no guarantee that the expected events, trends or results will actually occur .. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors .. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations .. Suzano does not undertake any obligation to update any such forward - looking statements as a result of new information, future events or otherwise, except as expressly required by law .. All forward - looking statements in this presentation are covered in their entirety by this disclaimer .. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS .. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies .. We provide these indicators because we use them as measurements of Suzano's performance ; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS ..

HIGHLIGHTS

Record cash generation and progress on strategic agenda

suzano

Sales Volume

Pulp:

2.8 million tons
(vs. 2.7 million tons in 3Q21 and 2Q22)

Paper[1]:

299 thousand tons
(vs. 304 thousand tons in 3Q21 and 291 thousand tons in 2Q22)

Pulp Inventory:

Remain at low operational levels

Operating Performance

Adjusted EBITDA:

R$8.6 bi
(vs. R$6.3 billion in 3Q21 and 2Q22)

Operating Cash Generation[2]:

R$7.2 bi
(vs. R$5.2 billion in 3Q21 and vs. R$5.1 billion in 2Q22)

Cash cost ex-downtimes :

R$883/ton
(vs. R$711/ton in 3Q21 and R$854/ton in 2Q22)

Financial Management

Liquidity :

US$4.7 bi
(vs. US$4.0 billion in 3Q21 and US$5.2 billion in 2Q22)

Net debt:

US$10.7 bi
(vs. US$10.7 billion in 3Q21 and US$10.5 billion in 2Q22)

Leverage[3]:

2.1x in US$
(vs. 2.7x in US$ in 3Q21 and 2.3x in US$ in 2Q22)

Strategic Avenues

New share buyback program

Cerrado Project: *On time and on budget*

Acquisition of KC's tissue business in Brazil[4]

[1]Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Net Debt / Adjusted EBITDA in the last twelve months. | [4] Transaction subject to compliance with conditions precedent and regulatory approval by CADE.

3

545 633 859 2,569 187 193 209 198 211 101 98 95 93 88 288 290 304 291 299 PAPER AND PACKAGING BUSINESS Paper Sales¹ (‘000 tons) 3Q 21 2Q 22 3Q 22 LT M 3Q22 Strong markets and operating efficiency drive record EBITDA and margin reaches 43% ¹ Excluding Consumer Goods .. | ² Excluding impact of Management LTI .. 3Q21: R$6/ ton ; 2Q22: R$23/ ton ; 3Q22: - R$ 1 / ton ; LT M 3Q22: R$17/ ton 3Q 19 3Q 20 838 369 1,207 Average Net Price (R$/ ton ) 4,674 5,935 6,699 5,689 3Q 21 2Q 22 3Q 22 LT M 3Q22 4 Paper Adjusted EBITDA 2 1,789 2,176 2,878 2,128 R$ MM R$/ ton 38% 43% 37% 37% Margin % 3Q 21 2Q 22 3Q2 2 LT M 3Q22 Exports Local

707 654 732 821 2,673 2,663 2,797 PULP BUSINESS Sales volume (‘000 tons) 3Q21 2Q22 3Q22 LT M 3Q22 Average Net Price – Export Market (/ ton ) Adjusted EBITDA and EBITDA Margin (%) 23,580 10,563 5,721 5,600 7,665 3Q21 2Q22 3Q22 LTM 3Q22 R$ 5.23 R$ 4.92 R$ 5.25 R$ 5.25 Price increases and volume growth drive all - time high EBITDA and EBITDA/ton 5 2,140 2,103 2,741 2,232 R$ MM R$/ ton Margin % 3Q21 2Q 22 3Q 22 LT M 3Q22 3,422 3,602 4,307 US$ BRL 63% 59% 64% 61% 3,711 Average FX

PULP BUSINESS Pulp Cash Cost – 3Q22 vs. 2 Q22 ( ex - downtime – R$/ ton ) Pulp Cash Cost – 3 Q 22 vs. 3 Q21 ( ex - downtime – R$/ ton ) 6 Operating cycle as planned, but still pressured by commodities Commodity price effect : R$ 18 / ton Commodity price effect : R$ 144 / ton Δ Δ Δ Δ Δ Δ Δ Δ 401 422 332 347 Input 2Q22 (37) (5) 158 10 Wood 16 883 Fixed Cost 854 (3) Energy 11 FX 154 (40) 3Q22 +3% 152 300 121 422 292 347 FX 3Q22 3Q21 (32) (8) 2 56 Wood Fixed Cost Input Energy 1 154 (40) 711 883 +24% Fixed Cost Wood Input Energy FX

FINANCIAL MANAGEMENT Net Debt (US$ billion ) Robust balance sheet benefited by higher cash generation enables capital allocation in strategic avenues 7 2.8 2.3 2.2 2.7 2.3 2.1 Jun /22 Sep /21 Sep /22 In R$ In US$ 1 It considers amounts related to derivative adjustments,, payment of dividends, IR/CS, among others. | ² Considers the portion of debt with currency swaps for foreign currency. Amortization Schedule (US$ billion ) Cash on hand (75% in US$) Stand - by facilities Leverage ( multiples ) Average C ost (in US$): 4.7% p.a .. Average Term : 82 months Liquidity 3Q 22 3M 22 2023 2024 2025 2027 onwards 2026 4.7 10.7 10.7 1.3 1.6 Net debt Sep 2021 (5.0) Expansion and Modernization Capex Adjusted EBITDA Dividends / Share Buyback Program Sustaining Capex 0.4 Working Capital 0.7 0.6 Accrued Net Interest ¹ Others 0.4 Net Debt Sep 2022 Δ % of debt in fixed rate (US$)² 96% 92% 96% 97% 97% 98% 3.4 0.2 0.5 0.6 2.1 2.1 8.6 1.3 Total Capex : 2.9

FINANCIAL MANAGEMENT Refining of hedging policies amid FX scenario enhances portfolio effectiveness 8 FX gap coverage Dollar futures curve¹ (October 2022) Sept /2022: Sept /2022: Cash Flow Hedging Cerrado Project Hedging Put / Call 5.55 6.53 Put / Call 5.78 6.94 66% FX gap coverage 55 % Heding Policies Net Debt in US$ Cash Flow 90% 95% 105% 110% 0 months 18 months 24 months (40% to 75% of exposure ) Old New Months 5.28 5.52 5.68 5.79 5.93 0 6 12 18 24 1 As of 10/18/2022.

1.4 0.6 0.1 1.9 5.5 2.6 0.7 7.3 FINANCIAL MANAGEMENT CAPEX update – 2022 guidance reaffirmed 9 9 R$4.0 Bn R$16.1 Bn 2022e (R$ billion ) 3Q22 (R$ billion ) 9M22 (R$ billion ) 3.9 2.4 0.5 4.4 R$11.2 Bn Sustaining Land and Forests Expansion , Modernization , Port Terminals and others Cerrado Project

R$1.8 bn 10 Capital Allocation Shareholders Remuneration - 2022 20 million shares R$967 million 100% completed (3 months ) Average price R$48.33/ share 20 million shares R$937 million 100% completed (2 months ) Average price R$46.84/ share Authorized Volume: U p to 20 million shares % F ree - float : up to 2.9%¹ Tenor: up to 18 months 1 Reflects outstanding shares as at 2022/09/30. 3 rd Share Buyback Program ( October /2022) 1 st Share Buyback Program (May/2022) 2 nd Share Buyback Program (July/2022) Dividends

11 Capital Allocation Cerrado Project - update 1 Progress up to 09/30/2022. | 2 Inside the fence includes investments in industry and infra structure .. % Physical Progress¹: ( inside - the - fence ² ) 3 43 82 100 2022 2023 2H24 2021 31% 4 42 79 100 2022 2023 2H24 2021 % Financial Progress : ( inside - the - fence ) 24%

12 Capital Allocation Advance in the links of the chain, always with competitive advantage ▪ Per capita consumption increase ▪ Expansion of consumer portfolio ▪ Growing demand for premium products Market Trends Tissue Growth Opportunities ORGANIC | INORGANIC New tissue plant in Aracruz (60 kt )¹ Acquisition of KC tissue business in Brazil² 1 To be approved by the Board of Directors , as announced in a Notice to the Maket on 2022/06/30. | ² Transaction subject to compliance with conditions precedent and regulatory approval by CADE .. Start of production in Mucuri and Imperatriz Expansion of conversion capacity with plant in Cachoeiro /ES Production and sales reach 100% installed capacity (150kt) Suzano acquires FACEPA 2018 2020 2021 2022 Production and sales reach 100% installed capacity 2017

Capital Allocation Acquisition of Kimberly Clark tissue business i n Brazil Tissue Signing 10/24/2022 CADE Approval Closing o Timetable : Compliance with conditions precedent o Business segments : Tissue - at - home and away - from - home o Assets : o Operational synergies and geographic complementarity • 1 plant in São Paulo (~130 kt ) • Intellectual property (“ Neve” brand and licensing for global brands for Brazilian markets ) No material impact on financial leverage US$ 175 million¹ to be paid on closing date 1 Transaction subject to the usual adjustments of this type of transaction at the closing ..

Q&A 3Q 22 Investor Relations www.suzano.com.br/ri ri@suzano.com